FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     July                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950-505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

July, 17 2003_______________

By "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-11

June 4, 2003

#950-505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES CONTINUING RESOURCE GROWTH AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces continuing resource additions at the 100% owned Meadowbank gold project, located 70 kilometres north of Baker Lake, Nunavut.

Resource evaluations, incorporating the results from 2002 drill programs at the Connector Zone and North Portage deposit, have been estimated and combined with pre-feasibility resources from the Third Portage deposit and Bay Zone.  The following resources are now ready for a preliminary open pit design for use in ongoing feasibility studies:

Portage Pit Area Resources* – Q2/2003

(including Third Portage/North Portage/Bay Zone/Connector Zone)

Measured and Indicated	10,226,000 t grading 4.75 g/t	1,561,600 oz. gold
Inferred	2,643,000 t grading 4.57 g/t	388,300 oz. gold

Meadowbank Project Resources** – Q2/2003

Measured and Indicated	15,471,000 t grading 4.66 g/t	2,318,000 oz. gold
Inferred	8,921,000 t grading 4.20 g/t	1,205,000 oz. gold

"We are very pleased to see a 40% increase in the combined measured and indicated resource category and a 15% increase in net ounces at the Portage pit area," remarked Kerry Curtis, President and CEO. "The recent resource additions at the Portage pit area and at the Vault deposit, combined with larger open pit designs at the Vault deposit and simpler, lower cost ore processing alternatives, continue to drive Meadowbank towards high output at lower costs."

Resource definition and exploration continues at the Meadowbank project with over 121 drill holes completed in 2003.  Results will be announced shortly.

Meadowbank Gold Project

Resource studies are part of Cumberland's $10.5 million 2003 program at Meadowbank, which includes ongoing feasibility level engineering, resource definition and exploration drilling programs and environmental impact studies.

News Release 03-11

Page Two

Meadowbank is host to the third largest and best defined undeveloped gold resource in Canada with six closely spaced, near surface gold deposits.

A preliminary assessment*** completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of

$US168 per ounce, with 85% of production from open pit designs.

Cumberland is well financed with approximately $16.6 million in its treasury.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  the Meadowbank (100%) and Meliadine West (22% carried) projects in Nunavut.  The Company is also exploring for diamonds at the Meliadine East (50%) project in Nunavut.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Portage area resource parameters

Resource estimates are based on 341 NQ diamond drill holes and a total of 18962 samples. Samples were assayed at IPL labs in Vancouver British Columbia utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 gram per tonne. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Labs of Vancouver provides external reference assaying.  Resource analysis is based on 3 dimensional solid models generated from geological and assay data. Interpolation is based on compositing at 2.0 meter down-hole lengths. Inverse distance to the 2nd power with a minimum of 1 and a maximum of 8 composites is required to interpolate grade into a block. Composites were capped at 45g/t. A 1.5 g/t block cut-off grade is applied.  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

** *Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.